UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-17365

Exact name of registrant as specified in its charter: Government Securities Trust J-1

Address, including zip code, and telephone number, including area code, of registrant's principal executive offices:
c/o JPMorgan Chase Bank
4 New York Plaza, 6th Floor
New York, NY  10004
(212) 623-5644

Title of each class of securities covered by this Form: Zero Coupon Certificates, Class J-1

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: None

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

[   ]  Rule 12g-4(a)(1)(i)               [ x ]  Rule 12h-3(b)(1)(i)
[   ]  Rule 12g-4(a)(1)(ii)              [   ]  Rule 12h-3(b)(1)(ii)
[   ]  Rule 12g-4(a)(2)(i)               [   ]  Rule 12h-3(b)(2)(i)
[   ]  Rule 12g-4(a)(2)(ii)              [   ]  Rule 12h-3(b)(2)(ii)
                                         [ x ]  Rule 15d-6

Approximate number of holders of record as of the certification or
notice date:   -  25  -

Pursuant to the requirements of the Securities Exchange Act of 1934, Government Securities Trust J-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 30, 2003
By:    Dennis Kildea
       Assistant Vice President


Instruction: This form is required by Rules 12-g4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.